UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Peru Copper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

715455101 (CUSIP Number)

April 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: J. David Lowell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 100,000(1) 6. Shared Voting Power: 15,340,000(2) 7. Sole Dispositive Power: 100,000(1) 8. Shared Dispositive Power: 15,340,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,440,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9): 16.20%
12.	Type of Reporting Person (See Instructions): IN

(1)	Includes 100,000 common shares issuable upon exercise of vested options at an exercise price of Canadian $1.65 until October 6, 2009. Excludes 400,000 common shares issuable upon exercise of unvested options at an exercise price of Canadian $1.65 until October 6, 2009.
(2)	Includes 14,160,000 common shares and 1,180,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares and warrants, in their capacity as trustees of the trust.

1.	Name of Reporting Person: Edith Lowell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0 6. Shared Voting Power: 15,340,000(1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 15,340,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,340,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 16.11%
12.	Type of Reporting Person (See Instructions): IN

(1)	Includes 14,160,000 common shares and 1,180,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by the Lowell Family Trust UA. Edith Lowell and her husband, J. David Lowell, exercise control and direction over these common shares and warrants, in their capacity as trustees of the trust.

Item 1.	(a)	Name of Issuer:

Peru Copper Inc.

Item 1.	(b)	Address of the Issuer’s Principal Executive Offices:

Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9

Item 2.	(a)	Name of Filing Persons:

J. David Lowell Edith Lowell

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

J. David Lowell and Edith Lowell: Suite 920, 475 West Georgia Street Vancouver, BC, Canada V6B 4M9

Item 2.	(c)	Citizenship:

J. David Lowell and Edith Lowell:

U.S.A.

Item 2.	(d)	Title of Class of Securities:

Common Shares

Item 2.	(e)	CUSIP Number: 715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

For J. David Lowell

	(a)	Amount beneficially owned:

15,440,000(1)(2)

	(b)	Percent of class:

16.20%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

100,000(1)

(ii) Shared power to vote or to direct the vote:

15,340,000(2)

(iii) Sole power to dispose or to direct the disposition of:

100,000(1)

(iv) Shared power to dispose or to direct the disposition of:

15,340,000(2)

(1)	Includes 100,000 common shares issuable upon exercise of vested options at an exercise price of Canadian $1.65 until October 6, 2009. Excludes 400,000 common shares issuable upon exercise of unvested options at an exercise price of Canadian $1.65 until October 6, 2009.
(2)	Includes 14,160,000 common shares and 1,180,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by the Lowell Family Trust UA. J. David Lowell and his wife, Edith Lowell, exercise control and direction over these common shares and warrants, in their capacity as trustees of the trust.

For Edith Lowell

(a)	Amount beneficially owned:

15,340,000(1)

(b)	Percent of class:

16.11%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

15,340,000(1)

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

15,340,000(1)

(1)	Includes 14,160,000 common shares and 1,180,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by the Lowell Family Trust UA. Edith Lowell and her husband, J. David Lowell, exercise control and direction over these common shares and warrants, in their capacity as trustees of the trust.

Item 5.	Ownership of Five percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2005

/s/ J. David Lowell
J. David Lowell

/s/ Edith Lowell
Edith Lowell